[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 20, 2013

BY HAND AND EDGAR

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors Ltd.
Registration Statement on Form S-1
Confidentially Submitted October 30, 2013
CIK No. 0001590364

Dear Mr. Ingram,

On behalf of Fortress Transportation and Infrastructure Investors Ltd. (the “Company”), enclosed is a copy of Confidential Submission No. 2 (the “Amendment”) in respect of the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement submitted to the Commission on October 30, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 25, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

General

1.	Please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this registration statement.

In response to the Staff’s comment, the Company respectfully submits that Industry Guide 5 is not applicable to this offering or the Company. Industry Guide 5, by its terms, applies only to real estate limited partnerships, which the Company is not because it acquires and manages significant non real-estate assets such as aircraft engines and shipping containers. Although in Securities Act Release No. 33-6900 (June 25, 1991) (the “Release”) the Commission noted that the requirements of Industry Guide 5 should be considered in the preparation of registration statements of real estate investment trusts “and all other limited partnership offerings” (emphasis added), the Company is offering common shares of a Bermuda exempt company, not a U.S. limited partnership, and consequently does not believe that the requirements of Industry Guide 5 are applicable to this offering.

In addition, while the Company itself is a newly formed entity, its operating subsidiaries have previously acquired and continue to own the types of assets that the Company intends to acquire in the future, including with the proceeds from the offering, and the Company will have a meaningful period of reported and consolidated historical operations at the time it requests effectiveness of the Registration Statement. Consequently, the Company believes that prospective investors will have sufficient information with respect to the Company’s financial condition and operating history upon which to base an investment decision.

The Company also respectfully submits that it does not believe that it is a “program” as that term is used in Industry Guide 5 or the Release as the Company does not, and does not intend to, engage in trading activities or purchase real estate properties for passive investment. To the contrary, the Company’s business is the acquisition of transportation and infrastructure assets with the primary objective of entering into leases with third parties for the use of such assets and the Company’s income is principally derived from payments received pursuant to such leases.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

2.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

The Company confirms that it will file all exhibits such that the Staff will have adequate time to review such exhibits prior to effectiveness of the Registration Statement.

3.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company confirms that it will provide the Staff with sufficient time to review an amendment to the Registration Statement that includes a price range. The Company acknowledges that the effect of the price range on disclosure throughout the Registration Statement may result in the Staff raising issues on areas not previously commented upon by the Staff.

4.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Company confirms that copies of the Registration Statement or the related preliminary prospectus will not be circulated until the Company includes an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information that may be excluded in reliance upon Rule 430A. The Company also confirms its understanding that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

5.	Please provide the information relating to the terms of the Management Agreement that is not eligible for omission under Rule 430A.

In response to the Staff’s comment, the Registration Statement has been revised to include the currently available information relating to the terms of the Management Agreement that is not eligible for omission under Rule 430A. Please see pages 8 and 94 of the Amendment.

6.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

The Company confirms that it will arrange to have FINRA notify the Staff or that it will provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering prior to the effectiveness of the Registration Statement.

7.	Please provide us with copies of any graphics or photographs you intend to use in your prospectus.

The Company advises the Staff that it does not currently intend to include any artwork in the prospectus. To the extent that the Company determines to include any graphics or photographs in the prospectus, it will provide the Staff sufficient time to review copies prior to effectiveness of the Registration Statement.

8.	You appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

To date, neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the Company’s knowledge, to date, there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. To the extent that any such written communications or research reports may in the future be presented to potential investors or published or distributed, as the case may be, the Company will provide copies of such written materials and research reports to the Staff.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

9.	Please provide us with a legal analysis, including citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 26.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. The Company has not and will not hold itself as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities. Instead, the Company is a holding company primarily engaged in the business of holding the securities of wholly-owned and majority-owned subsidiaries1 that are either (i) engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (an “operating company”) or (ii) excluded from the definition of “investment company” by Section 3(c)(5)(A) of the Investment Company Act (“3(c)(5)(A) Companies”).

Section 3(a)(1)(B) of the Investment Company Act defines an “investment company” as any issuer that issues or proposes to issue face amount securities of the installment type or has issued such securities at least some of which remain outstanding. The Company has not issued and does not intend to issue face amount certificates of the installment type.

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) (“Adjusted Assets”) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Company is not an investment company as defined in Section 3(a)(1)(C) because greater than 60% of the value of the Company’s Adjusted Assets on an unconsolidated basis are comprised of securities issued by subsidiaries that are (i) operating companies, (ii) 3(c)(5)(A) Companies or (iii) intermediate holding companies that own investment securities with an aggregate value of less than 40% of the

[1]	References in this response to any of the Company’s subsidiaries includes both wholly-owned subsidiaries and majority-owned subsidiaries.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

respective intermediate holding company’s Adjusted Assets on an unconsolidated basis (“Intermediate Holding Companies”). The Company intends to operate its business to ensure that it does not become an investment company as defined in Section 3(a)(1)(C).

The Company is primarily engaged through subsidiaries in the business of acquiring equipment (such as aircraft engines, shipping containers, rail cars, etc.) used by operators of transportation and infrastructure networks across multiple sectors (currently including the aviation, offshore energy and shipping container sectors) and leasing the equipment to such operators. The Company’s leases are structured as operating leases or financing leases.

The Company considers a lease to be an operating lease if the lease grants the lessee the right to operate the equipment throughout the duration of the lease and provides for the return of the equipment to the lessor at the expiration of the lease. Operating leases are not securities and therefore are not investment securities. If greater than 60% of the value of a subsidiary’s Adjusted Assets on an unconsolidated basis are comprised of equipment and operating leases, the Company treats the subsidiary as an operating company for purposes of Section 3(a)(1)(C).

The Company considers a lease to be a financing lease if: (i) the lessee commits to a fixed lease term; (ii) at the expiration of the lease, the lessee receives an option to purchase the equipment underlying the lease for nominal consideration; and (iii) the lease results in the transfer of the substantive risks and rewards of owning the equipment from the Company to the lessee whereby the Company does not bear utilization or residual value risk for the leased equipment. The staff of the Division of Investment Management (the “IM Staff”) has treated leases with these features as qualifying assets for purposes of Section 3(c)(5)(A).2 In addition, we note that the Company’s financial reporting of these types of assets is consistent with their treatment as financing leases. Lease payments are divided into principal and interest components similar to a loan. The interest component, which is calculated using the effective interest method over the term of the lease, is recognized by the Company and its subsidiaries as finance revenue. The principal component of the lease payments is reflected as a reduction to the net investment in the direct finance lease assets in the cash flow statements of the Company’s subsidiaries.

Section 3(c)(5)(A) of the Investment Company Act excludes from the definition of investment company any issuer that is not engaged in the business of issuing redeemable securities and is primarily engaged in the business of “purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services” (collectively “Sales Financing”). For the reasons set forth above, the Company treats its financing leases as qualifying Sales Financing

[2]	See Woodside Group, SEC No-Action Letter (pub. Avail. April 4, 1982) (no-action relief granted to entity which acquires leases or interests in leases for certain equipment and facilities).

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Assets for purposes of the Section 3(c)(5)(A) exclusion. The Staff has stated that at least 55% of an issuer’s assets are required to be comprised of Sales Financing assets for an issuer to be “primarily engaged” in Sales Financing.3 If more than 55% of the value of a subsidiary’s assets are comprised of financing leases, the Company treats the subsidiary as a 3(c)(5)(A) Subsidiary. No subsidiary treated by the Company as a 3(c)(5)(A) Subsidiary has issued any redeemable securities.

Based on an analysis of the Company’s interests in its various subsidiaries and the business activities of those subsidiaries, approximately 91.4% of the Company’s Adjusted Assets on an unconsolidated basis on September 30, 2013 were comprised of securities issued by subsidiaries that are operating companies, 3(c)(5)(A) Companies and Intermediate Holding Companies and, as a result, the Company is not an investment company as defined in Section 3(a)(1)(C).

Skadden, Arps, Slate, Meagher & Flom LLP intends to deliver a legal opinion to the underwriters of the Company’s initial public offering at the closing of such offering confirming that the Company is not required to register as an investment company under the Investment Company Act.

10.	Please revise your prospectus throughout for repetition. In particular, your Business and Industry Overview sections, as well as your Summary, contain substantial duplication.

In response to the Staff’s comment, the Registration Statement has been revised throughout to reduce repetition and duplication, including in the prospectus summary and the “Industry Overview” and “Business” sections.

Outside Front Cover Page of the Prospectus

11.	We note that you have omitted the names of the lead or managing underwriters. Please include them in your next amendment or be advised that we will defer further review of any amendment that does not include the names of the lead underwriters.

In response to the Staff’s comment, the Company has included the names of the lead underwriters on the front cover page of the prospectus.

[3]	See B.C. Ziegler and Company, SEC No-Action Letter (pub. Avail. Sept. 11, 1991).

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

12.	In the second sentence of the first paragraph, please identify and provide a brief description of the affiliate of Fortress Investment Group, LLC that will “externally manage” Please also provide a concise description of the responsibilities and obligations of the external manager.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see the front cover page of the prospectus.

Prospectus Summary, page 1

13.	You define FTAI to mean Fortress Transportation and Infrastructure Investors Ltd., but then state that references to FTAI refer to Fortress Worldwide Transportation and Infrastructure General Partnership, also defined as Holdco. Please explain which entity FTAI refers to and eliminate disclosure that is either incorrect or confusing.

The Company advises the Staff that because the registrant will not have conducted any operations prior to the offering, “FTAI” as used in the Registration Statement refers to Fortress Worldwide Transportation and Infrastructure General Partnership, or “Holdco,” prior to the reorganization transactions described in the Registration Statement, and following such reorganization transactions, to Fortress Transportation and Infrastructure Investors Ltd., the registrant. In response to the Staff’s comment and to avoid confusing disclosure, the Company has revised the Registration Statement accordingly. Please see page 1 of the Amendment.

14.	Please tell us why the parties chose to create FTAI as an entity established for what appears to the sole purpose of conducting this offering. Tell us what consideration the parties gave to making Holdco the issuer and having the registration statement cover the offer and sale of limited partnership units of Holdco. If you considered but elected to dispense with that option, please explain why.

The Company advises the Staff that the Company did consider the option of making Holdco the issuer for the offering and having the Registration Statement cover the offer and sale of limited partnership units of Holdco, but ultimately concluded that the transaction structure reflected in the Registration Statement was more advantageous. Holdco was formed as a general partnership pursuant to Section 15-303 of the Delaware Revised Uniform Partnership Act (“DRUPA”) on May 9, 2011. Because Holdco is a general partnership under DRUPA § 15-306, its partners are liable jointly and severally for all of Holdco’s obligations, except for obligations incurred before such partner’s admission as a partner and except as otherwise agreed by a claimant or provided by law. The Company believes that a public offering of partnership interests for which a prospective investor may have personal liability (such as Holdco’s) is not feasible. As such, in order to facilitate an offering of securities attractive to potential public investors, the Company structured the offering as an offering of common shares of the Company, a newly-formed Bermuda entity for which shareholders would not have personal liability.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

15.	In a separate section, please describe the economic and voting rights that holders of your common shares will have as a result of participating in this offering. To the extent cover page disclosure is required because of the material limitations on a shareholder’s ability to influence corporate affairs, please provide it.

The Company advises the Staff that the section of the Registration Statement entitled “Description of Share Capital” contains a full description of the economic and voting rights that holders of the Company’s common shares will have following the offering as common shareholders of a Bermuda exempted company. The Company does not believe that there are any material limitations on a shareholder’s ability to influence corporate affairs that should be disclosed on the cover page of the prospectus and notes that the cover page includes disclosure that the Company will be externally managed by an affiliate of Fortress.

16.	Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus.

In response to the Staff’s comment, the Company has supplementally provided to the Staff, in hard copy form, supporting documentation for statistical and similar disclosure included in the prospectus. The Company will note on the face of the supporting material that the material is being provided pursuant to Rule 418 of the Securities Act and that such material should be returned to the registrant upon completion of the Staff review process.

17.	Please provide substantiation for the qualitative statements throughout your prospectus, such as, for example: your assets are high quality and generate attractive returns; your Manager has key business relationships; that your Manager has applicable expertise and significant prior experience; that there are meaningful barriers to entry in the sectors you are targeting; that you have a sustainable advantage for you to make successful acquisitions; and that the operators that you have partnered with are “leading operators.”

In response to the Staff’s comment, the Registration Statement has been revised to amend or eliminate certain qualitative statements made throughout the prospectus, including with respect to the Company’s ability to generate attractive returns, utilize key business relationships, the meaningful barriers to entry in the transportation and infrastructure industry, the Company’s partnership with “leading operators” and the Company’s sustainable advantage with respect to

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

making successful acquisitions. The Company also refers the Staff to the supplemental material being provided in response to Comment No. 16 in support of other statements and data set forth in the Registration Statement.

18.	Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide meaningful balancing information rather than a list of risk factors at the end of this section. Please also ensure that the risk factors you discuss in your summary are specifically tailored to your company.

In response to the Staff’s comment, the Company has reviewed each competitive strength listed in the summary and revised the risk factors at the end of the summary to provide meaningful balancing disclosure and to be tailored specifically to the Company. Please see page 10 of the Amendment.

19.	Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to, repeat the detailed information in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure throughout the prospectus summary to highlight the aspects of the offering the Company believes are most significant in plain, clear language and to reduce duplication with disclosure elsewhere in the prospectus.

20.	Please expand your summary to include a discussion of relevant tax matters.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 14 of the Amendment.

Market Opportunity, page 2

21.	Please ensure that you provide appropriate context for the information presented in your summary. For example, in the second paragraph under this heading, you discuss the drop in European banks’ share of overall transportation lending from 2008 through 2013. Without greater context, the relevance of this information, or the manner in which it signifies a funding gap, is unclear. Please revise.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 3 of the Amendment.

Our Strengths, page 5

22.	You repeatedly state that you target assets with internal rates of return from 15% to 25%. Please disclose, where appropriate, the internal rates of return that your various assets have achieved to date.

In response to the Staff’s comment, the Registration Statement has been revised accordingly to disclose the gross internal rates of return that the Company’s assets had achieved as of September 30, 2013. Please see pages 5, 19, 82 and 85 of the Amendment.

23.	You refer to the use of what you believe to be “reasonable leverage.” Please clarify what amount of leverage management considers to be reasonable.

In response to the Staff’s comment, the Registration Statement has been revised to clarify that while leverage on any individual asset may vary, the Company targets overall leverage for its assets of no greater than 50% of total capital. Please see pages 5 and 82 of the Amendment.

24.	We note your disclosure here that you have distributed approximately 72% of your cumulative net income to date as dividends. When you discuss your historic dividend payments, please disclose whether you intend to continue paying dividends at the same or a comparable level.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see pages 5 and 82 of the Amendment.

25.	You refer here to your “broad investment mandate.” Please disclose, here and elsewhere as appropriate, whether there are any limitations on what you may invest in. We note your disclosure on pages 28 and 81. If there are no limitations on what you may invest in, please expand the risk factor on page 28 to address the risk that your Manager may choose to invest outside of the sectors discussed in this prospectus.

In response to the Staff’s comment, the Registration Statement has been revised to address the risk that the Manager may invest outside of the sectors discussed in the prospectus. Please see page 30 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Existing Portfolio, page 6

26.	Where you discuss your assets, please state explicitly which are currently idle and which are currently leased.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see pages 6 and 82 of the Amendment.

Our Manager and Management Agreement and Other Compensation Arrangements, page 6

27.	Please revise your disclosure, here and throughout, to make apparent the division of responsibility and power between your Manager and your General Partner. We note that you state here that your Manager will determine your investment criteria; source, analyze and execute on acquisitions and sales; and perform ongoing commercial management of your portfolio. You state on page 11 that “[y]our only business following this offering will be [y]our ownership of the limited partner interests in Holdco.” As your only business is the holding of limited partner interests in Holdco, please explain how your Manager may perform any of these functions, since it merely controls limited partnership interests. We note that you provide no discussion of the role of your General Partner in your business, although your General Partner will be receiving incentive compensation.

In response to the Staff’s comments, the Company has revised the disclosure on page 7 of the Amendment to clarify that the Manager’s authority to manage the Company’s assets is granted by the Company, Holdco and the General Partner, and as such the Manager has full corporate power and authority from all relevant entities in order to perform its duties under the Management Agreement. With respect to the Staff’s comment regarding the role of the General Partner, the Company respectfully submits that such role has been clarified with these revisions and the Company notes its existing disclosure stating that the General Partner, as well as the Manager, are both affiliates of Fortress.

Risk Factors, page 14

28.	Please disclose whether your Manager will be offered the option to purchase equity in an amount equal to ten percent of the equity sold in an offering if the initial sale is to the Manager itself.

In response to the Staff’s comment, the Registration Statement has been revised to disclose that the Manager’s option to purchase equity will be applicable even if the initial sale is to an affiliate of Fortress. Please see page 9 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Conflicts of Interest, page 9

29.	Please expand your discussion, here and elsewhere as appropriate, of the effect of the prohibition contained in your code of business conduct and ethics restricting the directors, officers and employees of your Manager from engaging in any transaction that involves an actual conflict of interest. Please also explain how this prohibition may be enforced in light of the fact that, as disclosed on page 28, your Manager will not be liable for any acts or omissions under the Management Agreement. We also note your disclosure on page 90 that you may engage in material transactions with your Manager, which would appear to violate the prohibition in your code against actual conflicts of interest. Please advise.

In response to the Staff’s comments, the Company has revised the disclosure appearing on page 10 of the Amendment to expand the discussion of the Company’s code of business conduct and ethics’ restriction on transactions involving an actual conflict of interest. In addition, the disclosure has revised to clarify that the Manager will not be liable to the Company except for violations involving bad faith, willful misconduct, gross negligence or reckless disregard of the Manager’s duties. The Company has further revised the disclosure appearing on page 82 of the Amendment to clarify that, where appropriate under the Company’s certificate of incorporation and applicable policies – including the approval policy in respect of related person transactions described on page 101 of the Amendment – the approval of the independent members of the Company’s board of directors will be required in connection with such transactions.

Risk Factors, page 17

30.	Please include a discussion, where appropriate, of the risks, if any, posed by the fact that your company only holds limited partner interests and thus has no actual control over the operating subsidiaries.

The Company respectfully submits that although its holds limited partnership interests in Holdco, the Company’s operating subsidiaries and the conduct of their respective businesses are controlled by the Manager, not the General Partner. Consequently, the risks associated with the Company’s lack of control over its operating subsidiaries are attributable to the Company’s dependence on the Manager and its employees, which are described in the section of the Registration Statement entitled “Risk Factors—Risks Related to Our Manager.”

31.	As your company’s only operations involve holding the limited partner interests in Holdco, please include a risk factor discussing the effects of the restrictions on your ability to make distributions, discussed on page 57, on both your company and your plans to make quarterly dividends. Please also, where appropriate, include the amount of cash dividends declared over the last two fiscal years and subsequent interim periods. See Item 201(c)(1) of Regulation S-K.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amendment to clarify that the Company’s ability to make distributions, including the payment of quarterly dividends to its shareholders, may be limited by the financing agreements to which its subsidiaries are subject. The Company respectfully submits that because the registrant has not previously declared any cash dividends on its common equity, no additional disclosure pursuant to Item 201(c)(1) of Regulation S-K is required to be included in the Registration Statement.

Contractual defaults may adversely affect our business . . . , page 19

32.	In the last sentence of the first paragraph under this heading you discus the risk that your assets may be returned to you damaged. Please discuss the insurance arrangements you have in place, or lack thereof, to address this possibility.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 20 of the Amendment.

33.	The first two sentences of the second paragraph under this heading are unclear. It would appear that excess supply of comparable assets to those you are renting would place price pressure on yourself, rather than your customers. Please revise.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 20 of the Amendment.

Litigation to enforce our contracts and recover our assets . . . , page 20

34.	You state that it is not possible to predict with any degree of certainty the jurisdictions in which enforcement proceedings may be commenced. Several of your assets are used in specific areas. Please disclose the current locations, and historic locations if salient, of your assets, to allow your readers to better understand which jurisdictions enforcement proceedings may be commenced in.

In response to the Staff’s comment, the Company respectfully submits that while certain of the Company’s assets are used in specific areas, transportation and transportation-related infrastructure assets by their nature generally move throughout multiple jurisdictions in the ordinary course of business and, as a result, the Company does not believe the disclosure of current or historic locations of its assets would be useful to, or relevant for, investors, and that due to the continual movement of its assets, such disclosure would not allow investors to better understand which jurisdictions enforcement proceedings may be commenced in. The Company has revised the Registration Statement to clarify this point. Please see page 21 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Certain liens may arise on our assets, page 20

35.	Please clarify which of your assets are subject to liens which may allow a lender to take possession of or sell that asset in the event of a default.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 21 of the Amendment.

Some of our customers operate in highly regulated industries . . . , page 22

36.	Please expand this discussion to state which of your material contractual arrangements require specific governmental or regulatory licenses, consents or approvals. Please also clarify your reference to “extensive trade laws and regulations” in the fourth sentence under this risk factor.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 23 of the Amendment.

Our international operations involve additional risks . . . , page 23

37.	Please revise this section to state the regions in which you and your customers operate, and discuss the risks salient to each.

In response to the Staff’s comment, the Company respectfully submits that it is unable to state the specific regions in which the Company and its customers operate or the associated risks as transportation assets by their nature are in continual movement through different regions in the ordinary course of their operation and use. Consequently, the Company believes that a general discussion of risks relating to the international operations of the Company and its customers is appropriate.

Investments in emerging markets are subject to greater risks . . . , page 24

38.	Please clarify which emerging markets you contemplate acquiring assets in.

In response to the Staff’s comment, the Registration Statement has been revised to clarify that the Company is not targeting specific emerging markets with respect to potential acquisitions. Please see page 25 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Our inability to obtain sufficient capital . . . , , page 25

39.	You refer here to your ability to borrow against your assets. Please expand to discuss the effect of the restrictions on your ability to borrow against your assets discussed on page 57 on your ability to raise capital.

In connection with the Company’s response to the Staff’s Comment No. 52 regarding the Company’s debt obligations, the Company has revised the disclosure in the Registration Statement to clarify that restrictions on the Company’s ability to borrow against its assets pursuant to its debt obligations are applicable only to the assets that serve as collateral for such obligations. Please see the Company’s response to the Staff’s Comment No. 52 and the related revisions to the Registration Statement.

40.	You state on page 36 that maintaining your exemption from registration imposes limits on your operations. You refer here to limits on the ability of your or your subsidiaries to enter into financing leases and engage in other types of financial activity. Please expand your discussion here to thoroughly discuss these limits.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 28 of the Amendment in addition to the Company’s response to the Staff’s Comment No. 9.

There are conflicts of interest in our relationship with our Manager, page 26

41.	Please expand this risk factor to discuss, as disclosed on page 90, that the communication of related party transactions and the material facts of such transaction would be made by your Manager’s employees to your independent directors.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 30 of the Amendment.

Our directors have approved a broad strategy for our Manager . . . , page 28

42.	Please state how regularly your directors will review your strategy and portfolio of assets. In addition, you refer here to your Manager’s “great latitude” in conducting investments. Please disclose whether there are any restrictions on what your Manager may invest in.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

The Company advises the Staff that the frequency with which the Company’s board of directors will review the Company’s strategy and portfolio of assets will vary in accordance with market conditions, asset acquisitions and other facts and circumstances. While the Company anticipates that such review would occur at least quarterly, actual reviews could occur with greater, or less, frequency, depending on the nature of the Company’s assets and then-current market conditions. As such, the Company believes that its current disclosure stating that “periodic” reviews will occur is accurate.

We may not be eligible for an exemption from U.S. federal income taxation . . . , page 29

43.	You state that you may lose your Section 883 exemption based upon the ownership percentages of “certain shareholders.” Please clarify which shareholders you are referring to.

In response to the Staff’s comment, the Company respectfully submits that after the offering, the Company can satisfy the requirements for the Section 883 exemption in any year if, for more than half the days of such year, the Company’s shares are primarily and regularly traded on a recognized exchange and holders of 5% or more of the Company’s shares (applying certain attribution rules), other than investment companies registered under the Investment Company Act do not collectively own more than 50% of the Company’s shares. The Registration Statement has been revised to clarify the ownership requirements of the Section 883 exemption. Please see page 32 of the Amendment.

We may become subject to unanticipated tax liabilities . . . , page 30

44.	Please clarify what portion of your income is subject to U.S. federal income tax.

The Company did not earn any net income subject to U.S. federal income tax during the year ending December 31, 2012. The amount of the Company’s income subject to U.S. federal income tax, and the amount of U.S. federal income taxes paid by the Company will vary each year depending on the nature of the Company’s activities, whether the Company is eligible for the exemption under Section 883 for U.S. source rental income from the international operation of aircraft or ships used to transport passengers or cargo, and whether the Company earns income effectively connected with a U.S. trade or business.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Use of Proceeds, page 38

45.	Please provide a more detailed description of your plan for the use of the proceeds from this offering, including the approximate amount to be used for each use. If you do not have a specific plan, please say so and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K and Instruction 5 to Item 504. We also note your statement that possible uses of your proceeds include acquisitions. Please expand your disclosure to discuss any probably business combinations you intend to finance with the proceeds of your offering. Refer to Instruction 6 to 504.

In response to the Staff’s comment, the Company has revised the Registration Statement to include a more detailed description of its plan for the use of the proceeds from the offering. While the Company is not currently able to state the approximate amount to be used for each use, it has added disclosure to discuss its specific plan with respect to the proceeds while noting that the Company is not currently in advanced discussions or negotiations with respect to the acquisition of any particular asset which would reasonably be expected to be material to the Company. Please see page 40 of the Amendment. To the extent that a material use of the proceeds from the offering can be specifically identified prior to effectiveness of the Registration Statement, the Company will update the relevant disclosure accordingly.

Unaudited Pro Forma Combined Consolidated Financial Information, page 45

46.	We note your disclosure stating that the unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012 presents your combined consolidated results of operations giving pro forma effect to the items listed below as if such transactions occurred on January 1, 2012. Please expand your disclosure to describe the transactions to which you are referring and describe how you will account for them in your financial statements. Also, please supply the missing pro forma information.

In response to the Staff’s comment, the Registration Statement has been revised accordingly to provide a description of the transactions reflected in the pro forma financial statements in addition to the missing pro forma information. Please see pages 47 through 52 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

47.	Please revise this section to include trend information required by Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 53 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Comparison of the year ended December 31, 2012 (“2012”) to the period from June 23, 2011 (commencement of operations) to December 31, 2011 (“2011”), page 48

48.	On page 50, you state that other income increased as a result, in part, of your investment in an entity which owns an offshore derrick pipelay barge. It is unclear why this is presented for the “Other” segment, or Holdco, when on page 47 you represent this investment as appropriately belonging to your offshore energy segment. Please advise.

In response to the Staff’s comment, the Company respectively submits that its investment in the entity that owns an offshore derrick pipe laying barge is properly presented in its “Offshore Energy” segment. The discussion on page 57 of the Amendment describes key factors impacting changes in Other income (expense) line items in the Company’s results of operations for 2012 compared to 2011 with respect to each segment. To avoid confusion, the Company has renamed the presentation of Holdco from “Other” segment to “Corporate” throughout the Amendment.

49.	Please consider changing your references to Holdco from “Other” to a different name. As you discuss “Other income,” the use of this title may be confusing.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please also see the response to the Staff’s Comment No. 48.

Liquidity and Capital Resources, page 54

50.	You state that after this offering you will no longer be entitled to capital contributions from your partners. You also state that as of June 30, 2013, you had a total of $231 million of capital availability remaining under your partnership agreements. Please disclose whether this capital will be contributed before this offering.

In response to the Staff’s comment, the Registration Statement has been revised to disclose that following the offering, the Company will no longer be entitled to capital contributions from its current partners. Please see page 62 of the Amendment.

51.	Please expand your disclosure to quantify and discuss your estimated cash requirements as of September 30, 2013 and how you intend to fund those requirements. Clarify the extent to which your short and long term liquidity requirements will be impacted by the expected offering proceeds and any availability under existing credit facilities. In this regard, ensure that your disclosures under the headings “Debt Obligations” and “Contractual Obligations,” on pages 57-58, are updated for the interim period ended September 30, 2013. Refer to FRC Section 501.13.a.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

The Company respectively submits that its net cash flow from operations is positive, and therefore, additional cash requirements would not be necessary to fund operations. In addition, the Company’s historical investments have been funded by additional financing (equity) activities by the Partners. As referenced in the “Use of Proceeds” section of the Registration Statement, the Company currently intends to use the net proceeds from the offering for the acquisition of new assets in the sectors in which the Company currently invests - aviation, offshore energy and shipping containers - as well as to opportunistically acquire assets across the entire transportation and transportation-related infrastructure market, including railroads, airports, seaports, and other land-based assets, as well as for working capital, and other general corporate purposes. To the extent there are changes in the anticipated uses of the net proceeds from the offering, we the Company will revise the Registration Statement accordingly. Please also see the Company’s response to the Staff’s Comment No. 45.

Debt Obligations, page 57

52.	Please provide a thorough description of the limitations under your debt agreements on the abilities of you and your subsidiaries to: incur indebtedness; create liens on property; make investments or distributions; or dispose of assets.

The Company advises the Staff that the restrictions under the debt agreements disclosed in the Registration Statement are applicable only to the subsidiaries of the Company that are subject to such agreements and the assets in connection therewith. The Registration Statement has been revised to clarify this point as well as to add disclosure with respect to the negative covenants applicable to the relevant subsidiaries and their assets. Please see pages 65 and 66 of the Amendment.

Business, page 70

53.	Please revise this section to include the information required by:

Please also include the information regarding environmental regulations and their effect on your business, as called for by Item 101(c)(xii) of Regulation S-K. We note your disclosure on page 37 that environmental risks may materially affect your results, but that there is no risk factor to this effect.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see pages 27 and 88 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Market Sectors, page 71

54.	Please disclose, either here or under Competition on page 78, which of the sectors you are active in have clear market leaders.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that while there are some companies with significant market share in sectors such as aircraft leasing, the Company believes that most active markets are relatively fragmented with numerous market participants. Please see page 81 of the Amendment.

Existing Portfolio, page 74

55.	Please disclose what portion of your aviation portfolio is currently leased.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 84 of the Amendment.

Asset Management, page 77

56.	We note your references here to holding frequent meetings with your Manager. As you have no employees or identified directors, please advise as to who is meeting with your Manager.

In response to the Staff’s comment the Company has revised the disclosure to clarify that the Manager is not meeting with Company personnel, except in certain instances for meetings with the Company’s board of directors.

Customers, page 77

57.	Please disclose whether you are dependent upon any of the customers you list here, and whether the loss of any one or more of them would have a material adverse effect on your business or the relevant segment. Please see Item 101(c)(vii) of Regulation S-K.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 87 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Competition, page 78

58.	Please include a statement of the competitive basis upon which your segments operate. Please see Item 101(c)(x) of Regulation S-K.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 88 of the Amendment.

Conflicts of Interest, page 78

59.	You state here that “[o]ne or more of our officers and directors have responsibilities and commitments to entities other than us.” Please clarify which officers and directors you are referring to, and the nature of these responsibilities and commitments.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 89 of the Amendment.

Our Manager and Management Agreement and Other Compensation Arrangements, page 81

Assignment, page 83

60.	It appears from your disclosure that your Management Agreement may be assigned by your Manager to an entity managed by Mr. Wesley R. Edens without the consent of your independent directors. Please provide a risk factor discussing this provision and its possible impact. Please also expand your discussion here to provide more information on Mr. Edens.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see pages 29 and 94 of the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Management, page 86

Directors and Executive Officers, page 86

61.	You state here that all officers serve at the discretion of the board of directors. In light of the Management Agreement, please advise whether the board may be in breach of that agreement, or what other possible ramifications may occur, if the board exercises its right to remove an executive officer. If appropriate, please include expanded risk factor disclosure.

The Company advises the Staff that the Company would not be in breach of the Management Agreement should it exercise its right to remove an executive officer. Under the Management Agreement, the Manager is under an affirmative obligation to provide a Chief Executive Officer, a Chief Financial Officer and a Chief Accounting Officer to the Company. While the Company has no specific approval rights over the individuals filling these offices, likewise it is not constrained in the exercise of its corporate power in removing them. Removal of any individual executive officer, however, would not terminate the Management Agreement nor affect any of its terms.

62.	Please expand your disclosure for each of your named executive officers to include their term in office, as well as any understanding between any officers and your Manager pursuant to which that officer was selected for their position. Please see Item 401(b) of Regulation S-K.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 97 of the Amendment.

63.	Please expand your discussion of Mssrs. Adams and Iacono to include their positions over the last five years. Please also make clear the relationship between Fortress and your Company. See Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see pages 97 and 98 of the Amendment.

Compensation Committee, page 88

64.	You list here several duties for your compensation committee. Please advise as to whether compensation committee has any ability to vary the compensation paid to your Manager.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

In response to the Staff’s comment, the Company advises the Staff that the terms of the Management Agreement do not provide that the Manager’s compensation can be unilaterally varied by the Company’s compensation committee. A change to the Manager’s compensation would require an amendment to the Management Agreement, which amendment would require the written approval of the Manager, the Company, Holdco and the General Partner.

65.	Where appropriate, please include the information on compensation committee interlocks and insider participation required by Item 407(e)(4) of Regulation S-K.

In response to the Staff’s comment, the Company confirms that it will provide the information on compensation committee interlocks and insider participation required by Item 407(e)(4) of Regulation S-K once the members of the board of directors of the Company have been determined.

Executive Officer Compensation, page 88

66.	Please include the information required by Item 402 of Regulation S-K. Please note that Item 402(a)(2) requires disclosure of all compensation for services rendered to your Company as an executive officer, by any person. As such, the fact that your officers do not receive cash compensation from you does not obviate the need for executive compensation disclosure.

In response to the Staff’s comment, the Company respectfully submits that it does not believe that disclosure of compensation for services rendered to the Company by its executive officers under Item 402 of Regulation S-K (“Item 402”) is required to be included in the Registration Statement.

The Company’s executive officers are employees of the Manager or its affiliates and are compensated by the Manager for services performed for the benefit of the Manager. These services include services performed on behalf of the Company and on behalf of various other entities managed by the Manager. Because the services performed by the executive officers are not performed exclusively for the Company, the Manager cannot segregate and identify that portion of the compensation awarded to, earned by or paid to them by the Manager that relates solely to their services to the Company. Consequently, disclosure of the total compensation paid by the Manager to the executive officers of the Company would also necessarily include information regarding compensation paid in connection with the services rendered by the Manager to clients other than the Company.

Item 402 requires that the registrant disclose all compensation paid to the named executive officers of the registrant “for all services rendered, in all capacities, to the registrant . . . .” Item 402(a)(2). A significant portion of the services provided by the executive

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

officers of the Company to the Manager is not rendered either to the Company or for the benefit of the Company. Accordingly, a significant portion of the compensation they receive from the Manager does not relate to the services provided to the Company and, therefore exceeds the scope of the requirements of Item 402. In addition, it would be misleading to investors to disclose all compensation paid by the Manager to the Company’s executive officers. As stated above, the Manager cannot readily segregate the portion of compensation that relates to our operations. Disclosure of the full amount paid by the Manager would serve to confuse investors who expect the summary compensation information to include only information regarding compensation related to the registrant.

In addition, providing individuals to act as executive officers of the Company is included in the terms of the management agreement between the Company and the Manager. The Company compensates the Manager and its affiliates for these services through payment of a base management fee, an incentive fee and the reimbursement of certain expenses incurred by the Manager, all of which are disclosed in the Registration Statement. The SEC’s Division of Corporation Finance has noted in its Compliance & Disclosure Interpretations—Regulation S-K—230.11, that “…in the event that the subsidiary pays a management fee to the parent for use of the executives, disclosure of the structure of the management agreement and fees would have to be reported under Item 404…” and “…if the payments are part of a management contract, disclosure of the structure of the management agreement and fees would have to be reported under Item 404.” Based on the Company’s compensation structure, the Company believes that disclosure of the management fee, incentive fee and other amounts payable to the Manager and its affiliates is required under Item 404; however, other compensation information is not appropriate. The Company also notes that in its review of public filings made by other companies with similar management arrangements, the fees and other compensation paid to the manager are disclosed, but no other compensation information with respect to executive officers is included.

67.	Please ensure that future filings include information on the compensation of directors. Please see Item 402(k) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully submits that it will include information on the compensation of its directors in accordance with Item 402(k) of Regulation S-K in a subsequent amendment to the Registration Statement.

Principal Shareholders, page 89

68.	Please include the addresses of the shareholders listed here. Please see Item 403(a) of Regulation S-K.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 101 of the Amendment.

69.	Please disclose by footnote, or otherwise, the individual or individuals who have voting or investment power over the securities owned by the entities listed in the table. Refer generally to Exchange Act Rule 13d-3.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 101 of the Amendment.

Description of Share Capital, page 91

Election and Removal of Directors, page 92

70.	We note references to “Members” on the top of page 93. Please clarify these references.

In response to the Staff’s comment, the references to “Members” have been replaced with “shareholders.” Please see page 105 of the Amendment.

71.	Please state who may fill vacancies in the board.

In response to the Staff’s comment, the Registration Statement has been revised accordingly. Please see page 105 of the Amendment.

Certain United States Federal Income Tax Consequences, page 109

72.	Please tell us the basis for not filing an opinion of counsel supporting the tax matters and consequences to shareholders. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin 19 (CF).

Based on Regulation S-K and Staff Legal Bulletin 19 (CF), and discussions regarding the interpretation of the bulletin on August 9, 2012 between members of the New York State Bar Association, including members of the tax department of Skadden, Arps, Slate, Meagher & Flom LLP, and SEC staff members Shelley Parrott, Tom Kim, Barry Summer and Lona Nallengara, the Company respectfully submits that a tax opinion is not required in connection with the filing

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

of the Registration Statement. Ownership of the common shares does not offer significant tax benefits, and the tax consequences of ownership are not so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. In addition, the status of the Company as a “passive foreign investment company,” which is the only tax issue that could arguably be regarded as unusual or complex, depends on facts and expectations on which counsel cannot opine.

Index to Consolidated Financial Statements of Fortress Worldwide Transportation and Infrastructure General Partnership and Intermodal Finance I Ltd., page F-1

73.	Please revise your filing to include updated financial information for the fiscal quarter ended September 30, 2013 in accordance with Article 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial statements contained in the Amendment to comply with Article 3-12 of Regulation S-X.

74.	Please provide a disclosure herein in order for your investors to understand the reason why you have included the financial statements of Intermodal Finance I Ltd. and why they have not been updated.

The Company’s equity interest in Intermodal Finance I Ltd. is accounted for under the equity method of accounting. Please see the Company’s response to the Staff’s Comment No. 76. In accordance with Regulation S-X Rule 3-09, the Company has separately presented the audited financial statements of Intermodal Finance I Ltd. as of December 31, 2012 and for the period from September 5, 2012 (commencement of operations) through December 31, 2012 on pages F-41 through F-58 of the Amendment. In addition, the Company has revised page F-1 of the Amendment to indicate as such.

Financial Statement of Fortress Worldwide Transportation and Infrastructure General Partnership, page F-2

Note 6- Investments in Unconsolidated Entities, page F-19

75.	We note your disclosure stating that you exercise significant influence over a 16.67% non-controlling interest in an offshore energy entity you acquired from a third party in April 2012 for a total purchase price of approximately $19.6 million. Please tell us why you have not provided separate financial statements for this entity in accordance with Rule 3-09 of Regulation S-X. Please submit a detailed analysis supporting your conclusion with your response.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

The Company has provided the separate audited financial statements of its significant equity method investee, PJW 3000 LLC, as of and for the years ended December 31, 2012 and 2011 in accordance with Regulation S-X Rules 3-05 and 3-09 on pages F-59 through F-74 of the Amendment. In addition, the Company has revised page F-2 of the Amendment to indicate as such. The Company notes that it sold its interest in PJW 3000 LLC in November of 2013.

76.	We note your disclosure stating that on September 5, 2012, you contributed approximately $21.4 million for a 51% non-controlling interest in a newly formed joint venture. Please submit a detailed explanation and analysis, including but not limited to, the participating rights, obligations, and abilities to dissolve the joint venture that you and the counterparty each have, as well as the authoritative accounting guidance you are relying on, to support your position that you do not have a controlling interest in this entity. Supplementally, provide us with a copy of the joint venture agreement.

Intermodal Finance Ltd. I (“Intermodal”) is a Cayman Islands Limited Liability Company which was formed on August 21, 2012 for the object and purpose of, directly or indirectly, investing in portfolios of shipping containers subject to operating leases or direct financing leases. A separate model exists within ASC 810-10-25 for corporation voting interest entities such as limited partnerships and entities with a governance structure that is similar to a corporation.

The Company analyzed Intermodal’s governance structure and concluded that Intermodal operates in a manner more consistent with a traditional corporation. When making that determination, the Company considered that Intermodal is managed by a Board of Directors, as opposed to a General Partner or an entity acting in a similar capacity (e.g., a Managing Member). Furthermore, Intermodal’s shareholders have the ability to exercise voting rights through their equity interests. This also differs from most limited partnerships whose limited partners have voting rights that are protective in nature, notwithstanding kick-out or liquidation rights. As such, the Company determined that Intermodal is not within the scope of ASC 810-20 and should be evaluated for consolidation under the traditional voting control model. This model requires consolidation by the majority shareholder unless the other shareholder has “substantive participating rights”, such as:

a.	Selecting, terminating and setting the compensation of management responsible for implementing the investee’s policies and procedures, or

b.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course.” (ASC 810-10-25-11)

Although the Company has a 51% equity interest in Intermodal, the 49% equity investor is routinely involved in decisions of Intermodal made in the ordinary course of business, thereby demonstrating substantive participating rights. Section 4.02 of the Investors Agreement explicitly states that material operating and capital decisions of the business requires the prior joint approval and express written consent by both the majority and minority equity investors, thereby demonstrating that the Company does not have unilateral rights over Intermodal. Those

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

substantive participating rights held by the 49% equity investor include but are not limited to joint approval of the following decisions:

•	Approval and implementation of all operating budgets and forecasts.

•	Entering into or amending material contracts including, for example, the execution of material leasing agreements with Intermodal’s customers.

•	Purchase of any capital expenditures, including those, for example, for the purpose of enhancing the portfolio of shipping containers in order to create future benefits.

•	The acquisition of new assets, including, for example, the acquisition of shipping container portfolios.

•	Any financing or incurrence of debt, including loan or financing arrangements, for example, related to the Company’s acquisition of shipping container portfolios.

•	Commercial servicing of lease agreements, including decisions regarding the alteration, early termination or re-leasing activity for any of the acquired assets/leases.

The Company also considered whether Intermodal qualifies as a Variable Interest Entity (“VIE”) based on the criteria pursuant to ASC 810-10-15-14. Based on the Company’s analysis, the Company concluded that none of the conditions outlined in ASC 810-10-15-14 exist. Therefore, the Company determined that the voting interest model should be applied when determining how it should account for its equity interest in Intermodal.

Accordingly, the Company has not consolidated Intermodal within its financial statements.

The Company advises the staff that it has included a complete copy of the Investors Agreement, dated as of September 5, 2012, among Intermodal, Deutsche Bank AG - Cayman Islands Branch and the Company, in the supplemental materials provided to the Staff.

77.	In addition, please tell us why you have not provided separate financial statements for this entity in accordance with Rule 3-09 of Regulation S-X. Please submit a detailed analysis supporting your conclusion with your response.

The Company advises the Staff that separate audited financial statements of Intermodal Finance I Ltd. as of December 31, 2012 and for the period from September 5, 2012 (commencement of operations) through December 31, 2012 are provided on pages F-41 through F-58 of the Amendment in accordance with Regulation S-X Rule 3-09. Please see the Company’s response to the Staff’s Comment No. 74.

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Signatures, page II-3

78.	Please sign your next amendment, and all future amendments.

The Company acknowledges that the Registration Statement will be signed by the appropriate officers and directors of the Company upon public filing of the Registration Statement with the Commission. The Company respectfully submits that a draft registration statement confidentially submitted to the Commission pursuant to Section 6(e) of the Securities Act is not required to be signed until the time of such public filing as such a confidential submission does not constitute a “filing” for purposes of Sections 5(c) and 6(a) of the Securities Act. The Company believes that this position is consistent with Question 7 of the Commission’s Frequently Asked Questions regarding the confidential submission process for emerging growth companies, released on April 10, 2012.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

December 20, 2013

Please telephone the undersigned at (212) 735-4112 or Joseph A. Coco at (212) 735-3050 if you have any questions or require any additional information.

Very truly yours,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Leland Benton, Securities and Exchange Commission
Cameron D. MacDougall, Fortress Transportation and Infrastructure Investors Ltd.
Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP